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April 12, 2011

VIA EDGAR

Mr. William J. Kotapish, Esq.

Assistant Director

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

RE:        Hartford Life Insurance Company Separate Account Seven

Registration No. 333-168986; and 811-04972

Rule 485(b)(1)(vii) Request

Dear Mr. Kotapish,

I am writing to you on behalf of the Hartford Life Insurance Company (“The Hartford”) and the registrants (collectively, the “Registrants”) listed below.

The Registrant requests approval, pursuant to Securities Act Rule 485(b)(1)(vii), to file Post-Effective Amendments (the “Replicated Registration Statements”) to the registration statement on Form N-4 listed below, pursuant to the provisions of the Securities Act Rule 485(b):

Registrants	CIK Nos.	Securities Act No.	811 Nos.
Hartford Life Insurance Company	809013	333-168990	811-04972
		333-168988
Hartford Life and Annuity Insurance Company Separate Account Seven	1084147	333-168987	811-09295
		333-168989

The Replicated Registration Statements will contain various revisions that may render them ineligible to be filed under Rule 485(b).  However, The Hartford believes the revisions, to be reviewed by the staff under the Rule 485(a) filing made on February 3, 2011 (Accession No. 0001104659-[number]) will be “substantially identical” to revisions that include responses to SEC comments, that will be set forth in the Post-Effective Amendment under Rule 485(b) to the registration statement on Form N-4 333-168986 (the “Prototype Registration Statement”).

The Registrants make the following representations in support of this request:

•                  Because the Replicated Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the Replicated Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•                  The Registrants will make corresponding changes to the Replicated Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•                  The Replicated Registration Statements will not contain any material changes that would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter.  Please call me at (860) 843-6085 if you have any questions with respect to this request.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Counsel

cc:	Michael Kosoff (SEC)
Richard J. Wirth (Hartford)